UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

3rd Floor, No. 107, Wuquan West 3rd Street,

West District, Taichung City 403025,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Information contained in this report

On October 23, 2026, J-Star Holding Co., Ltd. (“J-Star” or the “Company”) (Nasdaq: YMAT), a company which develops and commercializes the technology on carbon reinforcement and resin systems and with operations conducted through subsidiaries in Taiwan and Hong Kong with its headquarters in Taiwan, furnished its unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 on a report on Form 6-K (the “October 23 Report”). J-Star is filing this report on Form 6-K to furnish its management’s discussion and analysis of financial condition and results of operations for the six months ended June 30, 2026, which is attached hereto as Exhibit 99.1 and should be read in conjunction with such unaudited interim condensed consolidated financial statements included in the October 23 Report.

This Report on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-298760) and shall be a part of such registration statement from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s discussion and analysis of financial condition and results of operations

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

Date: October 27, 2026	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

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